HENLYS
Group plc

Our Ref: PD/sl/L5048

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

7 August, 2003.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. USA Management changes. Announcement dated 23 June, 2003.
2. Director shareholding. Announcement dated 7 July, 2003.
3. Blocklisting Interim Review. Announcement dated 9 July, 2003.
4. Trading Statement. Announcement dated 1 August, 2003.

Very truly yours,

dlw 8/11

P. Dawes.
Group Company Secretary





Full Text Announcement





Company	Henlys Group PLC
TIDM	HNL
Headline	Trading Statement
Released	07:30 1 Aug 2003
Number	2285O

HENLYS
Group plc

Date: 1 August 2003

Contacts: Allan Welsh Chief Executive
Brian Chivers Finance Director
Telephone: 020 8953 9953

TRADING UPDATE AND BOARD CHANGES

Henlys Group's US subsidiary, Blue Bird Corporation, is now entering the period of peak seasonal demand for school buses. While the delivery and quality performance of its North Georgia plant is improving steadily, a business review undertaken with the new Blue Bird management team has concluded that the plant will not fully achieve the planned higher production rates in the short-term. Consequently a number of school buses intended for completion in 2003 fiscal year will now be delivered after the 30 September period end.

As a result of this changed school bus delivery phasing, together with some minor delays in the receipt of orders for the new commercial bus and motorhome products, Group profit before tax, goodwill amortisation and exceptional costs for the year to 30 September 2003 is now expected to be around £2 million. The exceptional charge relating to North Georgia will be approximately £13 million, the £3 million increase since the Interim Statement being additional costs incurred to maintain the required product quality while operating at higher output rates.

The Blue Bird operational management has been strengthened substantially in the last few months, culminating in the recently announced appointment of a new President and CEO in July. This gives the Group confidence that the earnings recovery forecast for 2004 onwards is still valid. In particular, as previously stated the supply problems in North Georgia should be resolved early in the new fiscal year, and with the greater manufacturing expertise now in place plans are already being developed to reconfigure the school bus production process during the lower demand winter period to prevent any recurrence of the 2003 problems.

The other Blue Bird production sites (in Fort Valley, Georgia and Brantford, Canada) are providing good quality and customer service in both school buses and other vehicles, and the newly-launched commercial bus, coach and motorhome ranges have received excellent customer reaction in their early production phase.

The process to establish longer-term financing for the Group, as previously reported, is continuing.

Finally, there are two Board changes to announce. After twenty years' service with the Group Mr B A C Chivers, Finance Director, will be taking early retirement as soon as a suitable replacement is established in the Company, which is expected to be before the end of this calendar year. We are very pleased that Mr M S Ost, who became Interim Non-Executive Chairman in May this year, has now agreed to take the role of Non-Executive Chairman on a permanent basis.

T Allan Welsh
Chief Executive

1 August 2003

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Full Text Announcement





Company	Henlys Group PLC
TIDM	HNL
Headline	Blocklisting Interim Review
Released	15:08 9 Jul 2003
Number	3629N

HENLYS
Group plc

Blocklisting Interim Review.

Schedule 5 – Block Listing Six-Monthly Return.

Henlys Group plc.

Henlys Executive Share Option Scheme 1986 (No.1)

Period of Return From: 01.01.2003 To: 30.06.2003.

Number and class of shares not issued under scheme at the end of last period:

212,835 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

212,835

Number and class of shares originally listed and date of admission:

212,835 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.

Henlys Executive Share Option Scheme 1995.

Period of Return From: 01.01.2003 To: 30.06.2003.

Number and class of shares not issued under scheme at the end of last period:

797,048 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

797,048

Number and class of shares originally listed and date of admission:

797,048 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.

Henlys Savings Related Share Option Scheme.

Period of Return From: 01.01.2003 To: 30.06.2003.

Number and class of shares not issued under scheme at the end of last period:

363,652 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

363,652

Number and class of shares originally listed and date of admission:

481,862 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.

Henlys Savings Related Share Option Scheme 1997.

Period of Return From: 01.01.2003 To: 30.06.2003.

Number and class of shares not issued under scheme at the end of last period:

306,471 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

306,471

318,064 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Contact: P. Dawes.

Group Company Secretary

020 8953 9953

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Full Text Announcement











Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	16:01 7 Jul 2003
Number	2582N

HENLYS
Group plc

Henlys Group plc announces that one of its Directors, Mr B A C Chivers, acquired an interest in 55 Ordinary Shares on 1 July 2003 at a price of 61.8 pence per share. Following this purchase Mr Chivers' total interest in the Company's Ordinary Shares amounts to 81,711 (0.11%).

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Full Text Announcement





Company	Henlys Group PLC
TIDM	HNL
Headline	Appointment
Released	07:00 23 Jun 2003
Number	6183M

HENLYS
Group plc

Date: 23rd June 2003.

Contact: Allan Welsh, Chief Executive
Henlys Group plc
Telephone: 020 8953 9953

Ginny Pulbrook, Director
Citigate Dewe Rogerson
Telephone: 020 7282 2945

Henlys Group plc: USA Management changes

Henlys Group plc, the international bus and coach manufacturer, has today announced the appointment of Mr J D Bust as President and CEO of Blue Bird Corporation, with effect from 8th July 2003. From the same date Mr R E Maddox will move to the position of Vice President and General Manager, School Bus Business Unit.

Jeff Bust started his career in the US Navy, obtaining a degree in Mechanical Engineering at the US Naval Academy, Annapolis, Maryland. At the end of his five year Naval term he attended Dartmouth College, Hanover, New Hampshire, receiving an MBA before embarking on a highly successful industrial career.

Initially Jeff worked in Contract Engineering and Operations Management with a supplier of defense equipment, at one stage leading a project to build a lean, state-of-the-art green field plant for the manufacture of high-tech military systems. He progressed through a number of increasingly senior operational and general management roles with industrial equipment manufacturers, building an impressive track record for improving business efficiency, quality and customer service. Jeff has spent the last five years with Grove Worldwide LLC, first as President of the Cranes Division and more recently as Chairman and CEO.

Commenting on the appointment and management changes, Allan Welsh, CEO of Henlys Group plc said; "Jeff Bust brings to Blue Bird the skills and experience needed to lead the implementation of the ambitious growth and product range expansion plans we have in place for the next few years."

- Ends -

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